

OMV Investor News

July 24, 2006

Cause of the incident at the refinery in Schwechat on July 13 identified

- **Technical defect in the spindle oil system of the crude oil distillation unit 4 – merely a small part of the plant damaged**
- **Plant back on stream since July 22**
- **No further derogation on refinery operations – fuel supply guaranteed**

The cause of the fire at the crude oil distillation unit at the OMV refinery Schwechat on July 13, 2006 could be determined by the experts. A technical malfunction in the spindle oil system of the plant was identified as cause of the fire, as discharging hot spindle oil ignited (see chart below). Spindle oil is one of the fractions crude oil is separated into by heating it in the crude distillation plant and is used as a component for heating oil. There was never any danger for the neighborhood and environment around the refinery. The plant is on stream again since July 22. There will be no shortage in product supply. OMV experts take this as occasion for an in-depth evaluation of safety measurements for the plants in order to prevent from such incidents in the future.

Due to the fast intervention of the fire brigades the damage at the affected plant could be minimized, thus only a part of the unit was affected by the fire which then could promptly be renewed. On July 22, after the repair works had been completed the distillation unit was brought on stream again without any restrictions. The damages amount is about EUR 4 to 5 mn. During the shutdown of the affected plant adequate measurements have been in place in order to ensure continuous operations of the refinery as well as the security of supply to the customers.

In the crude oil distillation unit 4, with a yearly capacity of 9 mn t crude oil is separated by heating into different fractions (gasoline, kerosene, gasoil, spindle oil and heating oil). Due to the prompt reparation after the fire on July 13, the capacity of the plant will remain unaffected.

At present extensive inspections and analyses are carried out by experts in the Schwechat refinery in order ensure prevention from such incidents in the future. Preventive and monitoring measurements are continuously added to the procedure, thus further increasing safety of the plants and minimizing the probability of incidents like this in the future.

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Gases / Gasoline
RD4
Kerosene
Light
Gasoil
Heavy
Gasoil
Crude Oil
Preheater and
Preflash
Furnace
for cleaning before stop only
(MP-Steam)
Fire area
Spindle Oil
Atm. Residue

Background information:

OMV Aktiengesellschaft

With Group sales of EUR 15.6 billion and a workforce of 49,919 employees in 2005, as well as market capitalization of approximately EUR 14 billion, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries and has set the goal to increase its market share to 20% by 2010. In Exploration and Production (E&P) OMV is active in 18 countries on five continents. In the Gas business segment OMV has storage facilities and a 2,000 km long pipeline system, transporting 45 bcm of natural gas annually to countries such as Germany and Italy. OMV holds stakes in integrated chemical and petrochemical plants – 50% in AMI Agrolinz International GmbH and 35% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom SA, 50% of EconGas GmbH, 45% of the BAYERNOIL refining network and 10% of the Hungarian company MOL.

With the acquisition of a majority stake in the Romanian Petrom, OMV has become the largest oil and gas group in Central Europe, with oil and gas reserves of approx. 1.4 billion boe, daily production of around 338,000 boe and an annual refining capacity of 26.4 million metric tons. OMV now has over 2,531 filling stations in 13 countries. The market share of the group in the R&M business segment in the Danube Region is now approx. 18%.

OMV further strengthened its leading position in the European growth belt through the acquisition of 34% of Petrol Ofisi, Turkey´s leading company in the retail and commercial business.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press	Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press	Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Next result announcement **January–June and Q2 2006** on August 17, 2006


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